UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DIFFERENTIAL BRANDS GROUP INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

25374L108

(CUSIP Number)

Matthew D. Eby

Tengram Capital Associates, LLC

15 Riverside Avenue

Westport, CT 06880

Tel: (203) 454-6999

With copies to:

Jeffrey H. Cohen, Esq.

Andrew D. Garelick, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

Tel: (213) 687-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25374L108

1.	Name of Reporting Person: TCP RG, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,245,418(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,245,418(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,245,418(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%(2)

14.	Type of Reporting Person (See Instructions) OO

(1) TCP RG, LLC is managed by its managing member, Tengram Capital Partners Gen2 Fund, L.P. (“Tengram Fund I”). Tengram Capital Associates, LLC (“TCA”) is the general partner of Tengram Fund I. Matthew Eby and William Sweedler are the co-managing members of TCA. Each of Matthew Eby, William Sweedler, TCA and Tengram Fund I may be deemed to share the voting and dispositive power of the above shares.

(2) Based on approximately 12,403,408 shares of common stock, par value $0.10 per share (“Common Stock”), of Differential Brands Group, Inc. f/k/a Joe’s Jeans Inc., a Delaware Corporation (the “Issuer”), issued and outstanding as of January 28, 2016, as provided by the Issuer.

CUSIP No. 25374L108

1.	Name of Reporting Person: Tengram Capital Partners Gen2 Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,655,763(3)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,655,763(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,655,763 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%(4)

14.	Type of Reporting Person (See Instructions) HC; PN

(3) Consists of 1,245,418 shares of Common Stock owned by TCP RG, LLC and 410,345 shares of Common Stock owned by TCP RG II, LLC. Each of TCP RG, LLC and TCP RG II, LLC is managed by its managing member, Tengram Fund I. TCA is the general partner of Tengram Fund I. Matthew Eby and William Sweedler are the co-managing members of TCA. Each of Matthew Eby, William Sweedler, TCA and Tengram Fund I may be deemed to share the voting and dispositive power of the above shares.

(4) Based on approximately 12,403,408 shares of Common Stock issued and outstanding as of January 28, 2016, as provided by the Issuer.

CUSIP No. 25374L108

1.	Name of Reporting Person: Tengram Capital Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,655,763(5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,655,763(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,655,763(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%(6)

14.	Type of Reporting Person (See Instructions) HC

(5) Consists of 1,245,418 shares of Common Stock owned by TCP RG, LLC and 410,345 shares of Common Stock owned by TCP RG II, LLC. Each of TCP RG, LLC and TCP RG II, LLC is managed by its managing member, Tengram Fund I. TCA is the general partner of Tengram Fund I. Matthew Eby and William Sweedler are the co-managing members of TCA. Each of Matthew Eby, William Sweedler, TCA and Tengram Fund I may be deemed to share the voting and dispositive power of the above shares.

(6) Based on approximately 12,403,408 shares of Common Stock issued and outstanding as of January 28, 2016, as provided by the Issuer.

CUSIP No. 25374L108

1.	Name of Reporting Person: TCP Denim, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,480,287(7)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,480,287(7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,287 (7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%(8)

14.	Type of Reporting Person (See Instructions) OO

(7) Consists of 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of 10.0% Series A Convertible Preferred Stock, par value $0.10 per share (the “Series A Convertible Preferred Stock”), of the Issuer purchased by TCP Denim, LLC pursuant to the Stock Purchase Agreement described in the Issuer’s Registration Statement on Form S-4/A on December 7, 2015 (the “Stock Purchase Agreement”). TCP Denim, LLC is managed by its sole member, Tengram Capital Partners Fund II, L.P. (“Tengram Fund II”). Tengram Capital Associates II, LLC (“TCA II”) is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(8) Based on the sum of approximately 12,403,408 shares of Common Stock issued and outstanding as of January 28, 2016, as provided by the Issuer, and 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC.

CUSIP No. 25374L108

1.	Name of Reporting Person: Tengram Capital Partners Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,480,287(9)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,480,287(9)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,287(9)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%(10)

14.	Type of Reporting Person (See Instructions) HC; PN

(9) Consists of 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock held by TCP Denim, LLC. TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(10) Based on the sum of approximately 12,403,408 shares of Common Stock issued and outstanding as of January 28, 2016, as provided by the Issuer, and 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC.

CUSIP No. 25374L108

1.	Name of Reporting Person: Tengram Capital Associates II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,480,287(11)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,480,287(11)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,287(11)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%(12)

14.	Type of Reporting Person (See Instructions) HC

(11) Consists of 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock held by TCP Denim, LLC. TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(12) Based on the sum of approximately 12,403,408 shares of Common Stock issued and outstanding as of January 28, 2016, as provided by the Issuer, and 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC.

CUSIP No. 25374L108

1.	Name of Reporting Person: Matthew Eby

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,136,050(13)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,136,050(13)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,136,050 (13)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.3%(14)

14.	Type of Reporting Person (See Instructions) HC; IN

(13) Consists of (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock purchased by TCP Denim, LLC pursuant to the Stock Purchase Agreement, (ii) 1,245,418 shares of Common Stock owned by TCP RG, LLC and (iii) 410,345 shares of Common Stock owned by TCP RG II, LLC. TCP RG, LLC and TCP RG II, LLC are managed by its managing member, Tengram Fund I and TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA is the general partner of Tengram Fund I and TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler, as the co-managing members of TCA and TCA II, may be deemed to share the voting and dispositive power of the above shares.

(14) Based on the sum of approximately 12,403,408 shares of Common Stock issued and outstanding as of January 28, 2016, as provided by the Issuer, and 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC.

CUSIP No. 25374L108

1.	Name of Reporting Person: William Sweedler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,136,050(15)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,136,050(15)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,136,050 (15)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.3%(16)

14.	Type of Reporting Person (See Instructions) HC; IN

(17) Consists of (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock purchased by TCP Denim, LLC pursuant to the Stock Purchase Agreement, (ii) 1,245,418 shares of Common Stock owned by TCP RG, LLC and (iii) 410,345 shares of Common Stock owned by TCP RG II, LLC. TCP RG, LLC and TCP RG II, LLC are managed by its managing member, Tengram Fund I and TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA is the general partner of Tengram Fund I and TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler, as the co-managing members of TCA and TCA II, may be deemed to share the voting and dispositive power of the above shares.

(18) Based on the sum of approximately 12,403,408 shares of Common Stock issued and outstanding as of January 28, 2016, as provided by the Issuer, and 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC.

Item 1.         Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.10 per share, of Differential Brands Group Inc., a Delaware corporation, whose principal executive offices are located at 1231 South Gerhart Avenue, Commerce, California 90022.

Item 2.         Identity and Background

(a) This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

TCP RG, LLC

Tengram Capital Partners Gen2 Fund, L.P.

Tengram Capital Associates, LLC

TCP Denim, LLC

Tengram Capital Partners Fund II, L.P.

Tengram Capital Associates II, LLC

Matthew Eby

William Sweedler

(b,c) Each of TCP RG, LLC, Tengram Fund I, TCA, TCP Denim, LLC, Tengram Fund II and TCA II is organized in the state of Delaware and is principally engaged in the business of investments.

Each of TCP RG, LLC and TCP RG II, LLC is managed by its managing member, Tengram Fund I and TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA is the general partner of Tengram Fund I and TCA II is the general partner of Tengram Fund II. Each of Matthew Eby and William Sweedler, as the co-managing members of TCA and TCA II, may be deemed to share the voting and dispositive power of the above shares.

The address of the principal business and principal office of the Reporting Persons is 15 Riverside Avenue, Westport, CT 06880.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

On January 28, 2016, the Issuer completed the acquisition of all of the outstanding equity interests of RG Parent LLC, a Delaware limited liability company (“RG”), as contemplated by the Agreement and Plan of Merger, dated as of September 8, 2015 (as amended and restated effective as of September 8, 2015, the “Merger Agreement”), by and among RG, JJ Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and the Issuer, for aggregate consideration of $81.0 million in cash (subject to adjustment to satisfy certain indebtedness of RG) and 8,870,968 shares of Common Stock.  Pursuant to the Merger Agreement, among other things, Merger Sub was merged with and into RG, so that RG, as the surviving entity, became a wholly-owned subsidiary of the Issuer (the “Merger”).

As consideration for the Merger, all of the membership interests of RG held by TCP RG, LLC and TCP RG II, LLC prior to the effective time of the Merger converted into the right to receive 1,245,418 and 410,345 shares of Common Stock, respectively.

The Merger and the Merger Agreement are described in greater detail in the Issuer’s joint proxy and consent solicitation statement/prospectus filed with the Securities Exchange Commission on December 10, 2015 (the “Joint Proxy and Consent Solicitation Statement/Prospectus”) in the sections entitled “The Merger” beginning on page 62 and “Summary of Merger Agreement” beginning page 101, which information is incorporated herein by reference.

The description of the Merger and the Merger Agreement in the Joint Proxy and Consent Solicitation Statement/Prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as Annex A to the Joint Proxy and Consent Solicitation Statement/Prospectus.

In connection with the Merger, on January 28, 2016, the Issuer completed the issuance and sale of an aggregate of fifty thousand (50,000) shares of the Issuer’s preferred stock, par value $0.10 per share, designated as “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”), for an aggregate purchase price of $50 million in cash, as contemplated by the stock purchase agreement, dated as of September 8, 2015 (the “Stock Purchase Agreement”), by and between the Issuer and TCP Denim, LLC, a Delaware limited liability company.

Each share of the Series A Preferred Stock is convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by such holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing $1,000 per share of the Series A Preferred Stock, plus the amount of accumulated and accrued and unpaid dividends thereon as of the conversion date, by the conversion price in effect at the time of conversion. The conversion price is initially $11.16 and, as set forth in the certificate of designation, will be subject to certain adjustments that are typical for convertible preferred stock of this type and such adjustments may increase the number of shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock.

The Stock Purchase Agreement and the material terms of the Series A Preferred Stock as set forth in the form of certificate of designation are described in the Joint Proxy and Consent Solicitation Statement/Prospectus in the section entitled “Ancillary Agreements — Stock Purchase Agreement” beginning on page 131, which information is incorporated herein by reference.  The description of the Stock Purchase Agreement and the material terms of the Series A Preferred Stock as set forth in the form of certificate of designation in the Joint Proxy and Consent Solicitation Statement/Prospectus is qualified in its entirety by reference to the Stock Purchase Agreement and form of Certificate of Designation appended thereto, copies of which were filed as Annex D to the Joint Proxy and Consent Solicitation Statement/Prospectus.

Item 4.         Purpose of Transaction

The information contained in Item 3 above is hereby incorporated by reference.

Each of Messrs. Eby and Sweedler has been appointed a member of the Issuer’s board of directors (the “Board”).  Neither Mr. Eby nor Mr. Sweedler will amend Item 4 of this Schedule 13D to disclose plans or proposal of the Issuer or known to him in his capacity as a director of the Issuer.

Information concerning the appointment of Messrs. Eby and Sweedler and other members to the Issuer’s Board set forth under Item 5.02 of the Issuer’s Current Report on Form 8-K filed on January 29, 2016, is incorporated herein by reference.

Each Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  Each Reporting Person intends to review its or his investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, changes in market prices of the Issuer’s Common Stock and conditions in the securities markets and general economic and industry conditions, each Reporting Person may in the future take such actions with respect to its or his investment in the Issuer as it or he deems appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and its or his investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), corporate governance or operations of the Issuer,  or changing its or his intentions with respect to any and all matters referred to in Item 4. Each Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in Common Stock at times, and in such manner, as it or he deems advisable depending on various factors including those set forth above.

Each Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its or his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all or part of Common Stock beneficially owned by it or him, in the public market or privately negotiated transactions.  Each Reporting Person may at any time reconsider and change its or his plans or proposals relating to the foregoing.

Item 5.         Interest in Securities of the Issuer

(a) TCP RG, LLC is the beneficial owner of 1,245,418 shares of Common Stock, or approximately 10.0% of the issued and outstanding Common Stock.

Tengram Fund I, as the managing member of TCP RG, LLC and TCP RG II, LLC, may be deemed the beneficial owner of 1,655,763 shares of Common Stock, or approximately 13.3% of the issued and outstanding Common Stock, consisting of the following:

(i)                                     1,245,418 shares of Common Stock directly owned by TCP RG, LLC

(ii)                                 410,345 shares of Common Stock directly owned by TCP RG II, LLC

TCA, as the general partner of Tengram Fund I, may be deemed the beneficial owner of 1,655,763 shares of Common Stock indirectly owned by Tengram Fund I, or approximately 13.3% of the issued and outstanding Common Stock.

TCP Denim, LLC is the beneficial owner of 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of Series A Preferred Stock (such conversion at such assumed conversion price, the “Conversion”), or 26.5% of the issued and outstanding Common Stock, after giving effect to the Conversion.

Tengram Fund II, as the sole member of TCP Denim, LLC, may be deemed the beneficial owner of 4,480,287 shares of Common Stock, issuable upon the Conversion, or approximately 26.5% of the issued and outstanding Common Stock, after giving effect to the Conversion.

TCA II, as the general partner of Tengram Fund II, may be deemed the beneficial owner of 4,480,287 shares of Common Stock, issuable upon the Conversion, indirectly owned by Tengram Fund II, or approximately 26.5% of the issued and outstanding Common Stock, after giving effect to the Conversion.

Each of Messrs. Eby and Sweedler, as the co-managing members of TCA and TCA II, may be deemed the beneficial owner of 6,136,050 shares of Common Stock or approximately 36.3% of the issued and outstanding Common Stock, after giving effect to the Conversion, consisting of the following:

(i)                                     1,655,763 shares of Common Stock indirectly owned by TCA

(ii)                                 4,480,287 shares of Common Stock, issuable upon the Conversion, indirectly owned by TCA II

(b) The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

(d) Each of Messrs. Eby and Sweedler shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock owned by TCP RG, LLC and TCP RG II, LLC, respectively, and Common Stock issuable to TCP Denim, LLC in connection with the Conversion.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 above is hereby incorporated by reference.

Information concerning the completion of the acquisition and disposition of assets set forth under Item 2.01 of the Issuer’s Current Report on Form 8-K filed on January 29, 2016 is incorporated herein by reference.

Information concerning the appointment of Messrs. Eby and Sweedler and other members to the Issuer’s board of directors set forth under Item 5.02 of the Issuer’s Current Report on Form 8-K filed on January 29, 2016 is incorporated herein by reference.

Information concerning amendments to the Issuer’s certificate of incorporation set forth under Item 5.03 of the Issuer’s Current Report on Form 8-K filed on January 29, 2016 is incorporated herein by reference.

On January 28, 2016, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with TCP Denim, TCP RG, LLC, TCP RG II, LLC and the investors named therein. Pursuant to the Registration Rights Agreement, and subject to the limitations described therein, the Issuer will provide certain demand and piggy back registration rights with respect to shares of Common Stock beneficially owned by the Reporting Person as described herein.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which was described in and included as an exhibit to the Issuer’s Current Report on Form 8-K filed January 29, 2016 which is incorporated herein by reference.

Item 7.         Materials to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated February 8, 2016, by and among the Reporting Persons.

Exhibit 99.2

Amended and Restated Agreement and Plan of Merger, effective as of September 8, 2015, by and among RG Parent LLC, JJ Merger Sub LLC and Joe’s Jeans Inc. (Exhibit 2.4 to the Issuer’s Registration Statement on Form S-4/A filed on December 7, 2015, hereby incorporated by reference).

Exhibit 99.3

Stock Purchase Agreement, dated as of September 8, 2015, by and between TCP Denim, LLC and Joe’s Jeans Inc. (Exhibit 10.32 to the Issuer’s Registration Statement on Form S-4/A filed on December 7, 2015, hereby incorporated by reference).

Exhibit 99.4

Registration Rights Agreement, dated as of January 28, 2016, by and among Differential Brands Group Inc. and the investors named therein (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 29, 2016, hereby incorporated by reference).

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

TCP RG, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Co-Managing member of Tengram Capital Associates, LLC, as general partner of Tengram Capital Partners Gen2 Fund, L.P., as managing member of TCP RG, LLC

TENGRAM CAPITAL PARTNERS GEN2 FUND, L.P.

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Co-Managing member of Tengram Capital Associates, LLC, as general partner of Tengram Capital Partners Gen2 Fund, L.P.

TENGRAM CAPITAL ASSOCIATES, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Co-Managing Member

TCP DENIM, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Co-Managing member of Tengram Capital Associates II, LLC, as general partner of Tengram Capital Partners Fund II, L.P., as sole member of TCP Denim, LLC

TENGRAM CAPITAL PARTNERS FUND II, L.P.

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Co-Managing member of Tengram Capital Associates II, LLC, as general partner of Tengram Capital Partners Fund II, L.P.

TENGRAM CAPITAL ASSOCIATES II, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Co-Managing Member

/s/ Matthew Eby
Matthew Eby

/s/ William Sweedler
William Sweedler